Exhibit 99.4

Company announcement	Orphazyme A/S
No. 59/2020	Ole Maaløes Vej 3
DK-2200 Copenhagen N
www.orphazyme.com
Company Registration No. 32266355

Orphazyme closes its global offering, consisting of an initial public offering of American Depositary Shares in the U.S. and a concurrent private placement of ordinary shares in Europe

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Orphazyme A/S has today registered a capital increase of new ordinary shares and completed its global offering, consisting of an initial public offering of American Depositary Shares (“ADSs”) in the U.S. and a concurrent private placement of ordinary shares in Europe

Copenhagen, Denmark, October 1, 2020 – With reference to the company announcement no. 52/2020, no. 54/2020, no. 55/2020, no. 57/2020 and no. 58/2020, Orphazyme A/S (ORPHA.CO) (“Orphazyme”), a late-stage biopharmaceutical company pioneering the Heat-Shock Protein response for the treatment of neurodegenerative orphan diseases, today announces the registration of the share capital increase of 7,616,146 new ordinary shares of nominal DKK 1 per share with the Danish Business Authority. The capital increase was registered in connection with the closing of the global offering (excluding the additional 1,142,421 ordinary shares (which may be in the form of ADSs or ordinary shares) that the underwriters have an option to subscribe for and purchase).

The capital increases of Orphazyme with an aggregated nominal value of DKK 7,616,146 divided into 7,616,146 ordinary shares of a nominal value of DKK 1 per share, representing approximately 28.1% of the share capital prior to the capital increases, have been completed and registered with the Danish Business Authority. The subscription price of DKK 70.1844 per new ordinary share, corresponding to a subscription price of USD 11.00 per ADS, and the gross total proceeds from the issuance of the new ordinary shares amount to DKK 534,534,637 (USD 83,777,606 using a USD/DKK exchange rate of 6.3804). This number does not include the additional ordinary shares that the underwriters have an option to subscribe for and purchase.

In addition, Orphazyme has granted BofA Securities, Cowen and Guggenheim Securities, as representatives of the several underwriters in the global offering, acting severally and not jointly, an option to subscribe for and purchase up to 1,142,421 additional ordinary shares, which may be in the form of ADSs or ordinary shares, corresponding to 15% of the total number of ordinary shares in the global offering. The Board of Directors of Orphazyme has exercised the authorization in article 3.1 of Orphazyme’s Articles of Association to increase the share capital by up to 1,142,421 ordinary shares of nominal value DKK 1 per share.

After registration of the capital increases, the share capital of Orphazyme amounts to a nominal value of DKK 34,697,703 divided into 34,697,703 ordinary shares of DKK 1 per share. Each share of DKK 1 carries one vote at Orphazyme’s general meetings and accordingly the total number of voting rights in Orphazyme are 34,697,703. The new ordinary shares rank pari passu with Orphazyme’s existing ordinary shares and carry the same dividend and other rights. The ADSs do not carry the same rights as Orphazyme’s ordinary shares and are not entitled to receive a dividend or vote as ordinary shares, except to the extent provided for through the depositary as record holder of the ordinary shares underlying the ADSs as set forth in the deposit agreement governing the ADSs.

The new ordinary shares are expected to be admitted to trading and official listing under the permanent ISIN code DK0060910917 effective October 2, 2020.

Updated Articles of Association have been registered with the Danish Business Authority and can be found at www.orphazyme.com. The information contained on, or accessible through, our website is not incorporated by reference into this company announcement, and you should not consider any information contained in, or that can be accessed through, our website as part of this company announcement. We have included our website address as an inactive textual reference only.

Important information

This company announcement shall not constitute an offer to sell or the solicitation of an offer to buy these Securities, nor shall there be any sale of any Securities in any state or jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

BofA Securities, Cowen, and Guggenheim Securities acted as the global coordinators and joint book-running managers of the global offering. Danske Markets acted as the lead manager of the global offering. In addition, BofA Securities, Cowen, Guggenheim Securities (in each case, or their affiliates), and Danske Bank acted as joint book-running managers in the European Private Placement.

The offering of ADSs was only made by means of a prospectus. A copy of the final U.S. prospectus may be obtained at no cost by visiting the SEC website at www.sec.gov. Copies of the final prospectus may also be obtained from BofA Securities, NC1-004-03-43, 200 North College Street, 3rd floor, Charlotte, NC 28255-0001, Attn: Prospectus Department, or by email at dg.prospectus_requests@bofa.com; Cowen, c/o Broadridge Financial Solutions, Attn: Prospectus Department, 1155 Long Island Avenue, Edgewood, NY 11717, by email at  PostSaleManualRequests@broadridge.com or by telephone at (833) 297-2926; or Guggenheim Securities, Attention: Equity Syndicate Department, 330 Madison Avenue, 8th Floor, New York, NY 10017, by telephone at (212) 518-9544, or by email at GSEquityProspectusDelivery@guggenheimpartners.com.

For additional information, please contact

Orphazyme A/S

Anders Vadsholt, CFO	+45 28 98 90 55

About Orphazyme A/S

Orphazyme is a late-stage biopharmaceutical company pioneering the Heat-Shock Protein response for the treatment of neurodegenerative orphan diseases. Orphazyme is harnessing amplification of Heat-Shock Proteins (or HSPs) in order to develop and commercialize novel therapeutics for diseases caused by protein misfolding, protein aggregation, and lysosomal dysfunction, including lysosomal storage diseases and neuromuscular degenerative diseases. Arimoclomol, Orphazyme’s lead candidate, is in clinical development for four orphan diseases: Niemann-Pick disease Type C (NPC), Amyotrophic Lateral Sclerosis (ALS), sporadic Inclusion Body Myositis (sIBM) and Gaucher disease. Orphazyme is headquartered in Denmark and has operations in the U.S. and Switzerland. Orphazyme’s ordinary shares are listed on Nasdaq Copenhagen (ORPHA.CO).

Forward-looking statements

This company announcement may contain certain forward-looking statements, including with respect to the terms, timing and completion of the proposed offering. Although Orphazyme believes its expectations are based on reasonable assumptions, all statements other than statements of historical fact included in this company announcement about future events are subject to (i) change without notice and (ii) factors beyond Orphazyme’s control. These statements may include, without limitation, any statements preceded by, followed by, or including words such as “target,” “believe,” “expect,” “aim,” “intend,” “may,” “anticipate,” “estimate,” “plan,” “project,” “will,” “can have,” “likely,” “should,” “would,” “could”, and other words and terms of similar meaning or the negative thereof. Forward-looking statements are subject to inherent risks and uncertainties beyond Orphazyme’s control that could cause Orphazyme’s actual results, performance, or achievements to be materially different from the expected results, performance, or achievements expressed or implied by such forward-looking statements. Except as required by law, Orphazyme assumes no obligation to update these forward-looking statements publicly, or to update the reasons actual results could differ materially from those anticipated in the forward-looking statements, even if new information becomes available in the future.

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